Mural Oncology plc

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

October 27, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Franklin Wyman, Vanessa Robertson, Lauren Hamill, and Suzanne Hayes

Re: Mural Oncology plc

Registration Statement on Form 10

CIK No. 0001971543

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form 10 (File No. 001-41837) (as amended to date, the “Registration Statement”), filed by Mural Oncology plc (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).

Alkermes plc (“Alkermes”) has set November 6, 2023 as the record date for the distribution of the ordinary shares of the Company. The distribution is scheduled to occur on November 15, 2023. Pursuant to Section 12(d) of the Securities Exchange Act of 1934, as amended, and Rule 12d1-2 promulgated thereunder, the Company hereby requests that the effective date for the Registration Statement be accelerated to 4:01 p.m., Eastern time, on October 31, 2023, or as soon as practicable thereafter.

If the Commission has any questions or comments concerning this letter, or if you require any additional information, please feel free to contact Stephanie Richards of Goodwin Procter LLP at (617) 570-1927. The Company requests that it be notified of the effectiveness of the Registration Statement by a telephone call to Ms. Richards.

Very truly yours,

MURAL ONCOLOGY PLC

/s/ Caroline Loew
Caroline Loew, Ph.D.
Director and Secretary

cc:     David Gaffin, Alkermes plc

Maiken Keson-Brookes, Alkermes plc (and Mural Oncology plc designate)

Robert Puopolo, Goodwin Procter LLP

Blake Liggio, Goodwin Procter LLP

Stephanie Richards, Goodwin Procter LLP